Exhibit 99.1

MEDIGUS ANNOUNCES COMPLETION OF $7.1 MILLION PUBLIC OFFERING

OMER, Israel, July 16, 2015 – Medigus Ltd. (Nasdaq: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technologies announced today that it has completed its previously announced public offering in Israel of 70,525 units at a purchase price of 380 New Israeli Shekels (NIS) (approximately $100) per unit, for gross proceeds of approximately NIS 26.8 million ($7.1 million). Certain U.S. institutions also participated on a private placement basis. The offering closed on July 12, 2015.

Each unit consisted of 1,000 ordinary shares and 500 new Series 9 warrants. The Series 9 warrants trade on the Tel Aviv Stock Exchange and each Series 9 warrant is exercisable into one ordinary share, at an exercise price of NIS 0.532 per share, until July 8, 2018.

“The Medigus growth plans aim to further enable our capacity to achieve our goals in the near future through key expansion initiatives for our MUSE system as well as for our micro ScoutCam portfolio. These funds will be an important contributor to our success and ability to enhance shareholder value. The success of this offering, which included both U.S. and Israeli institutional investors,  reflects investor confidence in our company’s potential as a leading player in minimally invasive GERD therapies,” said Chris Rowland, Chief Executive Officer of Medigus.

Roth Capital Partners and Rosario Capital served as financial advisors on the transaction.

The securities offered in the US private placement described above have not been registered under the Securities Act of 1933, as amended. Accordingly, such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933 and such applicable state securities laws. This press release does not constitute an offer to sell, or a solicitation of an offer to purchase, the ordinary shares in any jurisdiction in which such offer or solicitation would be unlawful.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is a pioneer developer of a unique proprietary endoscopic device, the MUSE™ system, to treat gastroesophageal reflux disease (GERD), one of the most common chronic diseases in the western world. As an expert in micro-endoscopic devices, Medigus has developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCam™ 1.2, which the company believes is the smallest in the world. These innovative cameras are suitable for both medical and industrial applications. The MUSE system incorporates Medigus’ revolutionary micro ScoutCam technology. Based on its proprietary technologies, Medigus designs and manufactures endoscopy and micro camera systems for partner companies, including major players in the medical and industrial fields. The company is committed to providing integrated solutions to meet all of its customer's imaging needs. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.microscoutcam.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, regulatory, legislative and policy changes, and clinical results. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com

MEDIA CONTACT:
Chantal Beaudry / Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com